SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR SEPTEMBER TRAFFIC GROWS 3% TO 8.1M PASSENGERS

80.4M CARRIED IN YEAR TO SEPT (UP 2%)

Ryanair, Europe’s only ultra-low cost carrier (ULCC), today (2 Oct) released its passenger and load factor statistics for September 2013:

•	Traffic increased by 3% to over 8m passengers.

•	Load factor increased 1% to 85%.

•	Annual traffic to end September grew 2% to over 80m passengers.

	Sep 12	Sep 13	Change	Yr to Sep 13
Passengers	7.84M	8.10M	+3%	80.4M (+2%)
Load Factor	84%	85%	+1%	82%

Ryanair’s Robin Kiely said:

“Ryanair carried over 8m passengers in September 2013 and our load factor rose by 1% from 84% to 85%, as we enjoyed a record 12-months with over 80m passengers choosing one of our ultra-low fares. We also carried over 9m in August – the first European airline to ever do so.

It’s easy to see why so many passengers choose Ryanair, as we offer Europe’s lowest fares with no fuel surcharges guaranteed, across over 1,600 routes, connecting 180 destinations in 29 countries, while delivering Europe’s No 1 customer service, with the most on-time flights, the fewest cancellations and least mishandled bags.”

ENDS

For further information
please contact:
Robin Kiely                                           Joe Carmody
Ryanair Ltd                                           Edelman Ireland
Tel: +353-1-8121212                          Tel: +353-1-6789333
press@ryanair.com                             ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 October, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary